COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly-Held Company
Corporate Taxpayer’s ID CNPJ/MF nº 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 20, 2005

(i)     On May 20, 2005, at 05:00 pm, COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO’s Members of the Board of Directors gathered together, summoned by its Chairman, in compliance to the Company’s By-Laws, at the Company’s headquarters, located at Av. Brigadeiro Luiz Antonio, nº 3.142, city of São Paulo, state of São Paulo, to deliberate the following order of the day: Examine, discuss and approve and homologate the request to convert common shares into preferred shares, received by the Board in this date from Nova Rio Save Empreendimentos e Participações Ltda shareholders, company controlled by Valentim dos Santos Diniz, in accordance to the provided for in paragraph 3 of Article 4 of Company’s By-Laws. The Chairman of the Board of Directors, Mr. Abilio dos Santos Diniz, presided the meeting, inviting myself, Marise Rieger Salzano, to be the Secretary of the meeting. Placed in the discussion the item referred of the Order of the Day, the Members of the Board of Directors deliberated, unanimously, to approve the conversion request, received by the Board in this date, from the requesting shareholder Nova Rio Save Empreendimentos e Participações Ltda the conversion of 6,000,000,000 (six billion) of common shares to preferred shares;

Therefore Nova Rio Save Empreendimentos e Participações Ltda, request was homologated. Consequently, the main clause of the Article 4 from Company’s By-Laws will be effective with the following content:

“Article 4” (“Main Clause”) – “Company’s social stock is R$ 3,673,795,447.57 (three billion, six hundred and seventy three million, seven hundred and ninety five thousand, four hundred and forty seven Reais and fifty seven cents), fully realized and divided in 113,522,239,433 (one hundred and thirteen billion, five hundred and twenty two million, two hundred and thirty nine thousand, four hundred and thirty three) shares holding no book value, in which 49,839,925,688 (forty nine billion, eight hundred and thirty nine million, nine hundred and twenty five thousand, six hundred and eighty eight) common shares and 63,682,313,745 (sixty three billion, six hundred and eighty two million, three hundred and thirteen thousand, seven hundred and forty five) preferred shares.”

As consequence of the alter in the main clause of Article 4 of Company’s By-Laws, the article which dispose regarding Company’s Authorized Capital, Article 6, will have to be modified in the next Board of Directors’ Meeting to be realized, reflecting this common shares and preferred shares changes to be issued. Therefore, this Board of Directors deliberated to register that the Company is authorized to increase its capital by means of Board of Directors’ Deliberation and independent statutory rearrangement, up to 150,000,000,000 (one hundred and fifty billion) shares, in which 20,462,845,755 (twenty billion, four hundred and sixty two million, eight hundred and forty five thousand, seven hundred and fifty five) new preferred shares and until 16,014,914,812 (sixteen billion, fourteen million, nine hundred and fourteen thousand, eight hundred and twelve) common shares.

Having no further business to discuss, the meeting was adjourned and the present minutes were drawn up, which, after being read and agreed, were approved and signed by the attendees. São Paulo, May 20, 2005. Signatures. Chairman — Abilio dos Santos Diniz; Secretary – Marise Rieger Salzano; Board Members: Valentim dos Santos Diniz, Abilio dos Santos Diniz, Augusto Marques da Cruz Filho, Fernão Carlos B. Bracher, Roberto Teixeira da Costa, Mailson Ferreira da Nóbrega, Gerald Dinu Reiss and Luiz Carlos Bresser Gonçalves Pereira.

This is a true copy.

Marise Rieger Salzano

Secretary

Maria Lúcia de Araújo

Brazilian Lawyer Association (OAB/SP): 189.868